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SEC
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FEB 28 2013

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13015127

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35136

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AVM, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Yamato Road, Suite 300
(No. and Street)

Boca Raton (City) Florida (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David S. Mauroner (561)544-4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

1601 Forum Place, Suite 904, West Palm Beach, Florida 33401
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2013
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/8/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David S. Mauroner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVM, L.P., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Customer payables includes $74,402 of General Partner credit balances

ELAINE HELBERG
MY COMMISSION # EE 035504
EXPIRES: February 17, 2015
Bonded Thru Notary Public Underwriters

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public 02/25/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVM, L.P.
(an Illinois limited partnership)

Consolidated Statement of
Financial Condition
December 31, 2012

AVM, L.P.
(an Illinois limited partnership)

Consolidated Statement of Financial Condition
December 31, 2012

AVM, L.P.
(an Illinois limited partnership)

Contents

BDO

Tel: 561-688-1600
Fax: 561-688-1848
www.bdo.com

1601 Forum Place, Suite 904
Centurion Plaza
West Palm Beach, FL 33401-2122

Independent Auditors' Report

To the Partners
AVM, L.P.
Boca Raton, Florida

We have audited the accompanying consolidated statement of financial condition of AVM, L.P. an Illinois limited partnership and subsidiary, (the "Partnership") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Futures Trading Commission, and the related notes to the consolidated statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

BDO

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of AVM, L.P. and subsidiary as of December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

Certified Public Accountants
February 26, 2013

Consolidated Statement of Financial Condition

AVM, L.P.
(an Illinois limited partnership)

Consolidated Statement of Financial Condition

December 31, 2012	*(in thousands)*
Assets	
Cash	$ 12,901
Cash, segregated in special reserve account for the exclusive benefit of customers	2,180
Due from brokers and clearing organizations	2,578
Securities purchased under agreements to resell	192,046
Furniture and equipment, net	3,078
Receivables from affiliates and other	3,488
Total assets	$ 216,271
Liabilities and Partners' Capital	
Liabilities	
Due to brokers and clearing organizations	$ 296
Securities sold under agreements to repurchase	187,767
Customer payables	74
Accrued expenses	1,376
Anticipated partners' withdrawals	976
Total liabilities	190,489
Commitments	
Partners' capital	25,782
Total liabilities and partners' capital	$ 216,271

See accompanying notes to consolidated statement of financial condition.

1. Summary of Significant Accounting Policies

Organization and Business

AVM, L.P., (the "Partnership") is a broker-dealer trading primarily in United States ("U.S.") government and other fixed income securities. The Partnership is registered with the Commodity Futures Trading Commission ("CFTC") as an introducing broker and conducts its futures interest business with other broker-dealers on a fully disclosed basis. The Partnership is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority.

Basis of Presentation

The consolidated statement of financial condition includes the accounts of AVM, L.P. and AVM Financial Limited, its wholly-owned subsidiary. All material intercompany balances and transactions are eliminated in consolidation. The consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars.

Cash

Cash held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Securities

Securities are recorded at fair value.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest, as specified in the respective agreements. These securities include U.S. Treasury and agency obligations and mortgage-backed securities.

It is the policy of the Partnership to obtain possession or control of collateral with a market value equal to or in excess of the principal amount loaned under agreements to resell. To ensure that the market value of the underlying collateral remains sufficient, this collateral is valued daily with additional collateral obtained or excess collateral returned when appropriate, as required through contractual provisions.

In a repurchase agreement, if the counterparty does not return the securities, the Partnership may incur a loss equal to the amount by which the market value of the securities on the date of nonperformance, plus (less) any margin deposits pledged (held), exceeds the contract amount.

Valuation of Investments

The Partnership values all investments at fair value. U.S. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect the Partnership's assumptions about the factors market participants would use in valuing the investment based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1- Valuations based on quoted prices in active markets for identical investments.

Level 2- Valuations based on (i) quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly; (ii) quoted prices for similar investments in active markets; and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data for substantially the full term of the investment.

Level 3- Valuations based on inputs that are unobservable, supported by little or no market activity and that are significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, such as, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Partnership's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

<u>U.S. Government Securities</u> U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are categorized in Level 1 of the fair value hierarchy.

<u>U.S. Agency Securities</u> U.S. agency securities consist of agency issued debt and mortgage pass-through certificates. Non-callable agency issued debt securities are generally valued using quoted market prices. Mortgage pass-throughs include to-be-announced ("TBA") securities and mortgage pass-through certificates. TBA securities are generally valued using quoted market prices or are benchmarked thereto. Fair value of mortgage pass-through certificates is based on prices of comparable TBA security. Actively traded non-callable agency issued debt securities and TBA securities are categorized in Level 1 of the fair value hierarchy. Mortgage pass-through certificates are categorized in Level 2 of the fair value hierarchy.

See Note 7, Repurchase and Reverse Repurchase Agreements, for disclosures of the fair value of the above mentioned securities collateralizing the Partnership's agreements.

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated over estimated useful lives of five to seven years using a straight-line method. Leasehold improvements are amortized over the shorter of the economic useful life of the improvements or the term of the lease using a straight-line method.

Income Taxes

No provision for Federal, state and local income taxes has been made in the accompanying consolidated financial statements, as individual partners are responsible for their proportionate share of the Partnership's taxable income. Interest and other income realized by the Partnership from non-U.S. sources and capital gains realized on the sale of securities of non-U.S. issuers may be subject to withholding and other taxes levied by the jurisdiction in which the income or gain is sourced.

The Partnership recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Partnership measures the tax benefit as the largest amount of benefit that is greater than 50% likely being realized upon ultimate settlement. The Partnership is subject to potential examination by taxing authorities in various jurisdictions. The open tax years under potential examination vary by jurisdiction. As of December 31, 2012, there was no impact to the consolidated statement of financial condition relating to accounting for uncertainty in income taxes.

Capital Withdrawals

Capital withdrawals anticipated within the month following the date of the consolidated statement of financial condition are recorded as a liability of the Partnership.

Estimates

The preparation of a consolidated statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Recent Accounting Developments

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-11, "Disclosures about Offsetting Assets and Liabilities," which requires additional disclosures about balance sheet offsetting. ASU 2011-11 will require enhanced quantitative disclosures that will enable users to evaluate the effect of netting arrangements on an entity's statement of financial condition, including the effect of rights of setoff associated with certain financial and derivative instruments. Management is evaluating the impact of adopting this new standard, which will be effective for annual periods beginning on or after January 1, 2013.

In April 2011, the FASB issued ASU 2011-03, "Reconsideration of Effective Control for Repurchase Agreements," which modifies the criteria that must be satisfied for a transfer of financial assets to be accounted for as a sale. If the transferor maintains effective control over the transferred assets, the transaction is to be accounted for as a financing transaction. This guidance eliminates from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. This guidance is effective for transfers occurring on and after December 15, 2011. The adoption of this accounting guidance did not have a material impact on the Partnership's consolidated statement of financial condition.

2. Significant Risk Factors

In the normal course of business, the Partnership enters into transactions in various financial instruments. The Partnership's financial instruments are subject to, but are not limited to, the following risks:

Off-Balance Sheet Risk

Some of the Partnership's financial instruments contain off-balance sheet risk. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at specific future dates. The changes in the fair value of the financial instruments underlying derivatives and the obligation to purchase securities sold short may be in excess of the amounts recognized in the consolidated statement of financial condition.

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument.

Credit Risk

Credit risk represents the potential loss if the counterparties fail to perform pursuant to the terms of their agreements with the Partnership.

The Partnership has agreements with a major international bank and its affiliates to carry its account as a customer. The Partnership clears most of its trades under a fully disclosed clearing agreement with a U.S. broker dealer and prime brokerage agreements with two other U.S. broker dealers.

In the normal course of its investment activities, the Partnership may be required to pledge investments as collateral, whereby the counterparties have the right, under the terms of the trading agreements, to sell or repledge the securities if the Partnership is unable to meet its margin requirements.

Bonds have exposure to certain degrees of risk, including interest rate risk, market risk, and the potential nonpayment of principal and interest, including default or bankruptcy of the issuer.

Liquidity Risk

Liquidity risk represents the risk that the Partnership may not be able to sell its positions in times of low trading volume, high volatility and financial stress at a reasonable price.

Interest Rate Risk

Interest rate risk represents the effect from a change in interest rates, which could result in an adverse change in the fair value of an interest-bearing financial instrument.

Currency Risk

The Partnership is exposed to risks that the exchange rate of the U.S. dollar relative to other currencies may change in a manner which has an adverse effect on the reported value of the Partnership's assets and liabilities denominated in currencies other than the U.S. dollar.

Political Risk

The Partnership is exposed to political risk to the extent that it trades securities that are listed on various U.S. and foreign exchanges and markets. The governments in any of these jurisdictions could impose restrictions, regulations or other measures, which may have a material adverse impact on the Partnership's investment strategy.

Prepayment Risk

Most senior floating rate interests and certain debt securities allow for prepayment of principal without penalty. Senior floating rate interests and securities subject to prepayment risk generally offer less potential for gains when interest rates decline, and may offer a greater potential for loss when interest rates rise. In addition, with respect to debt securities, rising interest rates may cause prepayments to occur at a slower than expected rate, thereby effectively lengthening the maturity of the security and making the security more sensitive to interest rate changes. Prepayment risk is a major risk of mortgage-backed securities and certain asset-backed securities. Accordingly, the potential for the value of a senior floating rate interest or debt security to increase in response to interest rate declines is limited. For certain asset backed securities, the actual maturity may be less than the stated maturity.

Indemnifications

The Partnership enters into contracts that contain a variety of indemnifications. The Partnership's maximum exposure under these arrangements is unknown. However, the Partnership has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

3. Segregated Cash

Cash of $2,180,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

4. Partnership Agreement

At December 31, 2012 the Partnership consists of a general partner, AVM Associates, LLC (Associates), a Florida limited liability company, and Class A limited partnership interests.

5. Trading Activities

The Partnership enters into various transactions involving derivatives and other off-balance sheet financial instruments including financial futures contracts, over-the-counter options, TBA securities, securities purchased and sold on a when-issued basis (when-issued securities) and swaps. These off-balance sheet financial instruments are held for trading purposes and are subject to varying degrees of market and credit risks. The Partnership has no such investments at December 31, 2012.

6. Furniture and Equipment, net

Furniture and equipment are as follows:

December 31, 2012		*(in thousands)*
Computer hardware and software	$	1,596
Furniture and fixtures		579
Leasehold improvements		2,722
Other equipment		37
		4,934
Less accumulated depreciation and amortization		(1,856)
Furniture and equipment, net	$	3,078

7. Repurchase and Reverse Repurchase Agreements

The repurchase and reverse repurchase agreements, which are recorded at their contracted resale or repurchase amounts plus accrued interest, approximate their fair values due to the short term nature of the agreements.

The approximate fair values of U.S. government, mortgage pass-through and agency securities assigned as collateral for repurchase and reverse repurchase agreements at December 31, 2012 are as follows (in thousands):

Assets (Liabilities)	Fair value
Reverse repurchase agreements	$ 198,175
Repurchase agreements	(191,632)

The fair values have been categorized in accordance with the fair value hierarchy as follows (in thousands):

	Fair Value Hierarchy (Level 1)	Fair Value Hierarchy (Level 2)	Total
Securities received as collateral	$ 83,346	$ 114,829	$ 198,175
Securities posted as collateral	77,382	114,250	191,632

The interest rates at which such agreements were executed ranged from approximately 0.00 percent to 0.74 percent.

8. Related Party Transactions

The Partnership enters into transactions (including the purchase and sale of securities and financing transactions in the form of repurchase and reverse repurchase agreements) with partners of the Partnership and parties and entities affiliated with the Partnership.

The approximate amounts relating to affiliated transactions are as follows:

December 31, 2012	*(in thousands)*
Receivables from affiliates	$ 817
Securities sold under agreements to repurchase	77,925
Customer payables	74

Also, certain cash is deposited with an affiliated financial institution (see Note 9).

9. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Partnership executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Partnership may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transactions. In the normal course of business, the Partnership deposits with lending institutions securities it owns and securities owned by others which it holds as collateral for its borrowings.

Additionally, the Partnership loans to brokers and dealers securities and receives cash or other collateral. If a lending institution, broker or dealer does not return the securities, the Partnership may be obligated to purchase the securities in order to return them. In such circumstances, the Partnership may incur a loss equal to the amount by which the market value of the securities on the date of nonperformance exceeds the amount of the loan from the institution or the collateral from the broker or dealer.

The Partnership does not anticipate nonperformance by customers or counterparties and has implemented procedures to monitor its market exposure and counterparty risks. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. At December 31, 2012 cash totaling approximately $2,260,000 is deposited with a financial institution that is affiliated by common control. Additionally, at December 31, 2012 the Partnership has cash of approximately $12,538,000 deposited with international banks. Certain amounts on deposit exceed the federally insured limit.

10. Commitments

The Partnership has obligations under an operating lease with terms in excess of one year. Approximate aggregate annual rentals for office space are as listed below:

	(in thousands)
2013	$ 832
2014	748
2015	255
	$ 1,835

The office space rental agreement contains renewal options and escalation clauses.

The Partnership has an arrangement with its clearing bank which, among other things, provides a line of credit collateralized by securities and bears interest at floating rate. At December 31, 2012, the Partnership has no borrowings under this arrangement.

The Partnership has a non-contributory profit sharing plan covering substantially all employees who meet specific age and service requirements. The profit sharing plan provides for annual contributions at the discretion of the partners that may not exceed the greater of $50,000 or 25 percent of eligible employee compensation.

11. Regulatory Net Capital Requirements

Pursuant to the Uniform Net Capital Rule of the Securities Exchange Act of 1934, and CFTC Rule 1.17, the Partnership is required to maintain minimum net capital, as defined. The Partnership has elected to use the alternative method permitted by the rules in computing minimum net capital. Such method requires that the Partnership maintain minimum net capital equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions. The Partnership is required to notify its governing regulatory agencies if net capital falls below $375,000. Net capital may fluctuate on a daily basis. At December 31, 2012, the Partnership's net capital and net capital requirement are approximately $16,988,000 and $250,000, respectively.

12. Consolidated Subsidiary

The following is a summary of certain financial information of the Partnership's consolidated subsidiary:

	AVM Financial Limited
	(in thousands)
Total assets	$ 449
Shareholders' equity	190

The approximately $190,000 of shareholder's equity of AVM Financial Limited is not included as capital in the consolidated computation of the Partnership's net capital, because under applicable regulations, an attorney's opinion is required stating that the assets could be distributed to the broker dealer within 30 days. As the subsidiary's net assets would not have a material effect on the Partnership's consolidated computation it is not cost beneficial at this time to pursue inclusion.

13. Subsequent Events

The Partnership evaluated all events that occurred from January 1, 2013 through February 26, 2013, the date the Consolidated Statement of Financial Condition was available to be issued. During the period, the Partnership did not have any material recognizable subsequent events.

BDO

Tel: 561-688-1600
Fax: 561-688-1848
www.bdo.com

1601 Forum Place, Suite 904
Centurion Plaza
West Palm Beach, FL 33401-2122

Independent Auditors' Report on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5(g)(1)

To the Partners
AVM, L.P.
Boca Raton, Florida

In planning and performing our audit of the consolidated financial statements of AVM, L.P. and subsidiary (the "Partnership") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objective stated in Regulation 1.16, in making the following:

1. The periodic computation of minimum financial requirements pursuant to Regulation 1.17
2. We did not review the practices and procedures followed by the Partnership in making the daily computations of the segregation requirements of section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations, or the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC, because the Partnership does not carry customer commodity accounts.

BDO

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012, to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of management, the SEC, the CFTC, the National Futures Association, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Certified Public Accountants
February 26, 2013